SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-24626

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

Cooperative Bank 401(k) Supplemental Retirement Plan

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

Cooperative Bankshares, Inc.
201 Market Street
Wilmington, North Carolina 28402-0600

REQUIRED INFORMATION

Items 1-3. The Cooperative Bank 401(k) Supplemental Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

23.1 Consent of Dixon Hughes PLLC

FINANCIAL STATEMENTS

COOPERATIVE BANK 401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

As of December 31, 2006 and 2005
and for each of the Years in the Three-Year
Period Ended December 31, 2006

TABLE OF CONTENTS

	Page No.
REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE	
Schedule of Assets (Held at End of Year)	8

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

The Participants and Administrator of
Cooperative Bank 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Cooperative Bank 401(k) Retirement Plan as of December 31, 2006 and 2005 and related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cooperative Bank 401(k) Retirement Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for each of the years in the three year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dixon Hughes PLLC

Greenville, North Carolina
June 19, 2007

COOPERATIVE BANK 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

ASSETS	2006	2005
Investments, at fair value:		
Mutual funds	$ 1,854,658	$ 1,459,918
Money Market	250,850	19,485
Employer common stock	8,655,576	6,435,464
Total investments	10,761,084	7,914,867
Receivables:		
Employer contributions	27,343	12,584
Employee contributions	39,843	38,302
Total receivables	67,186	50,886
Total assets	10,828,270	7,965,753
LIABILITIES		
Benefit claims payable	110,365	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 10,717,905	$ 7,965,753

COOPERATIVE BANK 401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2006, 2005, and 2004

	2006	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:			
Investment income:			
Interest and dividends	$ 151,891	$ 100,612	$ 62,837
Net appreciation in fair value of investments	2,169,108	718,768	385,516
Total investment income	2,320,999	819,380	448,353
Contributions:			
Employer contributions	252,088	149,534	122,898
Employee contributions	533,142	470,347	305,932
Rollover contributions	82,506	26,524	-
Total contributions	867,736	646,405	428,830
Miscellaneous Income	53	-	-
TOTAL ADDITIONS	3,188,788	1,465,785	877,183
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:			
Benefits paid directly to participants	426,174	278,362	392,588
Administrative expenses	10,462	3,963	7,214
TOTAL DEDUCTIONS	436,636	282,325	399,802
MERGER FROM LUMINA MORTGAGE CO., INC 401(k) PLAN, at fair value of net assets transferred	-	187,530	-
NET INCREASE	2,752,152	1,370,990	477,381
NET ASSETS AVAILABLE FOR BENEFITS			
Beginning of year	7,965,753	6,594,763	6,117,382
END OF YEAR	$ 10,717,905	$ 7,965,753	$ 6,594,763

See accompanying notes

NOTE A - DESCRIPTION OF THE PLAN

The following description of Cooperative Bank 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Cooperative Bank and its subsidiary (the "Company") who have one year of service and are age twenty-one or older. The Company is a wholly owned subsidiary of Cooperative Bankshares, Inc. The original Plan was established on April 1, 1992. It was amended and restated as of July 1, 2006, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute the maximum deferral limit permitted by law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their deferral percentage quarterly, on January 1, April 1, July 1 or October 1.

Cooperative Bank established the Company match at 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan through June 30, 2006 and for the years 2005 and 2004.. Effective after July 1, 2006, the Company increased the match to 100 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Additionally, the Company may make an additional discretionary contribution into the Plan. Employer contributions are allocated to the Cooperative Bankshares Common Stock Fund. Contributions are subject to certain limitations. Employees of Lumina Mortgage Co., Inc, a subsidiary of Cooperative Bank, are not eligible for the Company match.

Participant Accounts

Each participant account is credited with the participant's contributions and allocations of (a) the Company's contribution and forfeitures and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in participant contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous vesting service. Participants vest 20% after two years of vesting service. A participant is 100% vested after five years of credited vesting service.

Forfeitures

Forfeitures are allocated to eligible participants in accordance with the Plan agreement. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $6,347 and $1,254, respectively.

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a period not to extend beyond the life expectancy of the participant or his designated beneficiary.

Administrative Expenses

The Company pays certain administrative expenses of the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INCOME TAX STATUS

The Plan obtained its latest determination letter on September 4, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's trustee believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE D - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31:

	2006	2005
Discretionary Trust with First Trust Corporation:		
Common stock:		
Cooperative Bankshares Common Stock Fund	$ 8,655,576	$ 6,435,464

For each of the three-years ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005	2004
Mutual Funds	$ 111,380	$ 38,185	$ 57,970
Common Stock	2,057,728	680,583	327,546
	$2,169,108	$ 718,768	$ 385,516

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENT

All employer contributions are considered nonparticipant-directed and are invested in the Cooperative Bankshares Common Stock Fund, which invests solely in the common stock of Cooperative Bankshares, Inc. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

	2006	2005
Net Assets:		
Common stock:		
Cooperative Bankshares, Inc.	$3,179,648	$ 2,325,093
Employer contribution receivable	27,343	12,584
Total Net Assets	$3,206,991	$ 2,337,677

	2006	2005	2004
Changes in Net Assets:			
Employer contributions	$ 252,088	$ 149,534	$ 122,898
Dividends	24,792	22,643	19,103
Net appreciation	692,262	236,963	117,451
Benefits paid to participants	(99,828)	(71,076)	(102,373)
Total change in Net Assets	$ 869,314	$ 338,064	$ 157,079

Effective January 1, 2007 all employer matching contributions will be participant directed.

NOTE F - RELATED PARTY TRANSACTIONS

As of December 31, 2006 and 2005, the Plan's investments included $8,655,576 and $6,435,464 respectively, in common stock of Cooperative Bankshares, Inc. These investments represent approximately 80.4% and 81.5% of total Plan investments at December 31, 2006 and 2005, respectively.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS

One of the plan investments is in a money market account managed by First Trust Corporation, which is custodian of the Plan. Fees paid by the Plan to First Trust amounted to $10,462, $3,963, and $7,214 during 2006, 2005, and 2004, respectively. All other administrative expenses of the Plan are paid by the Company.

NOTE H - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100 percent vested in their accounts.

NOTE I - PLAN MERGER

Effective January 1, 2005, the Lumina Mortgage Co., Inc. 401(k) Plan was merged into the Plan. This Plan covered all eligible employees of Lumina Mortgage Co., Inc, a subsidiary of Cooperative Bank. The net assets of the Lumina Plan, which totaled $187,530, were transferred into the plan on January 27, 2005.

NOTE J - RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

COOPERATIVE BANK 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4 - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 56-0188330, PLAN NUMBER 002
December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost***	(e) Current Value
	American Funds	Washington Mutual Investments; 9,741 shares	$	$ 339,584
	American Funds	American Growth Fund; 11,933 shares		392,253
	American Funds	Bond Fund of America; 4,490 shares		59,812
	Federated	Federated Capital Preservation Fund; 10,280 shares		102,796
	Invesco	S & P 500 Index; 24,565 shares		362,579
	Oppenheimer	Quest Balanced Value Fund; 19,234 shares		362,366
*	First Trust	Money Market Account 210,497 shares		210,497
*	First Trust	Institutional Money Market 40,353 shares		40,353
*	Cooperative Bankshares, Inc.	Employer Common Stock; 483,822 shares	3,180,230**	8,655,576
	Oppenheimer	Global Fund Class N; 1,555 shares		113,395
	Calamos	Growth Fund Class A; 2,261 shares		121,873
				$10,761,084

** Denotes party-in-interest.*

*** Represents total cost of employer stock, which is comprised of participant-directed and nonparticipant-directed investments.*

**** Cost omitted for participant-directed investments.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2007

COOPERATIVE BANK
401(k) RETIREMENT PLAN

Frederick Willetts III

Plan Administrator

EXHIBIT 23.1
CONSENT OF DIXON HUGHES PLLC

DIXON HUGHES PLLC

Certified Public Accountants and Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
Cooperative Bank 401(k) Retirement Plan

We consent to incorporation by reference in the registration statements (Nos. 333-101442 and 333-22335) on Form S-8 of Cooperative Bankshares, Inc. of our report dated June 19, 2007 relating to the statements of net assets of Cooperative Bank 401(k) Retirement Plan as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of Cooperative Bank 401(k) Retirement Plan.

Dixon Hughes PLLC

Greenville, North Carolina
June 19, 2007

END